MREQUEST FOR WITHDRAWAL

                            ACTIVE ACQUISITIONS, INC.
                                265 KERN AVENUE
                            MORRO BAY, CALIFORNIA 93442


June 22, 2006


VIA FAX AND EDGAR
Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

         Re:      Active Acquisitions, Inc.
                  Withdrawal of Registration Statement on Form SB-2 File No. 333-125090

Ladies and Gentlemen:

Pursuant to Rule 477(a) promulgated under the Securities Act of 1933, as amended (the "Securities Act"), Great American Minerals, Inc. (the "Registrant") hereby applies for an Order granting the immediate withdrawal of its Registration Statement on Form SB-2, together with all exhibits thereto, commission File No. 333-125090 (collectively, the "Registration Statement"). The Registration Statement was originally filed with the Commission on May 20, 2005.

The Registrant is requesting this withdrawal because of continuing ongoing developments with regard to the Registrant's business and financings. As a result, the Registrant has determined not to proceed with the contemplated offering in its present form. No securities have been sold pursuant to the Registration Statement and the Registration Statement has not been declared effective by the Commission.

The Registrant further requests that all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use in accordance with Rule 457 of the Securities Act. Please note that, if available, the Registrant may undertake a subsequent private offering of its securities pursuant to Rule 155(c) of the Securities Act.

Accordingly, the Registrant hereby respectfully requests that an Order granting the withdrawal of the Registration Statement be issued by the Commission as soon as possible.

If you have any questions regarding the foregoing application for withdrawal, please contact R. Steven Chambers, legal counsel to the Registrant, at 801-718-8252. Please provide a copy of the order consenting to this withdrawal to Mr. Chambers at P.O. Box 11315, Salt Lake City, Utah, 84147.

Very truly yours,

ACTIVE ACQUISITIONS, INC.


By: /s/ Jean P. Boyd
    Jean P. Boyd
    President